UAV CORP.

May 27, 2021

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UAV Corp.
Qualification of Offering Statement on Form 1-A Filed May 24, 2021 File No. 024-11456 Withdrawal of Qualification Request

To Whom It May Concern:

Further to our receipt of comments from your office that there were deficiencies preventing the Qualification of UAV Corp’s (the “Company”) Offering Statement on Form 1-A, we hereby request to withdraw such Qualification Request as was filed on May 24, 2021 until such time as any deficiencies may be amended.

We trust the foregoing is in order.

Sincerely,

/s/ Michael F. Lawson

Michael F. Lawson, CEO